Mail Stop 3561

April 23, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Timothy J. Casey, Chief Executive Officer
K-Sea Transportation Partners L.P.
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

      Re: K-Sea Transportation Partners L.P.
              Form 10-K for the fiscal year ended June 30, 2008
              Filed September 15, 2008
              File No. 001-31920

Dear Mr. Casey:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Critical Accounting Policies, page 63

1.   We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2 with regard to revenue recognition. This disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure for revenue recognition and for all policies and estimates disclosed (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise future filings accordingly.

Financial Statements, page F-1
Consolidated Statements of Operations, page F-5

2.   Your disclosure on page 90 indicates the general partner receives a distribution on its 1.27% interest, which conflicts with the 1.45% interest disclosed on page F-9. Please reconcile these percentages, and explain the reason for the discrepancy. As part of your response, please provide us with your calculation of net income attributable to the general partners' interest for the fiscal years ended June 30, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements, page F-9
Note 1: Basis of Presentation, page F-9

3.   We note that the consolidated statement of partners' capital includes a reclassification of $4,676 related to a deferred tax benefit from common limited partners' capital to subordinated limited partners capital. Please explain to us in greater detail the nature and reason for the reclassification of the deferred tax benefit from common capital to subordinated capital.

Note 5: Financing, page F-17
Restrictive Covenants, page F-22

4.   Your disclosure indicates that the company is subject to covenants under multiple loan and credit agreements. We further note on page 24 of your December 31, 2008 Form 10-Q that the company was in compliance with these covenants as of December 31, 2008.

Please tell us, and revise future filings to disclose whether the company was in compliance for each balance sheet date presented.

Form 10-Q for the fiscal quarter ended December 31, 2008

Statements of Cash Flows, page 6

5.   We note that you include the caption net increase (decrease) in credit line borrowings within financing activities on the statements of cash flows. Please revise future filings to present the advances and payments separately on a gross basis, or explain why you believe net presentation is appropriate. Please refer to paragraphs 11-13 of SFAS No. 95 for guidance.

Note 9. Commitments and Contingencies, page 13

6.   We note from your disclosure that you received an additional call from your mutual insurance carrier of approximately $3.4 million for the policy years covering February 2006 to February 2009. We also note that approximately $2.3 million of the $3.4 million was recognized as vessel operating expense for the three and six months ended December 31, 2008. In this regard, please tell us how the amount recognized for the three and six months ended December 31, 2008 was determined and provide us with your calculation as part of your response. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief